UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Macquarie Energy Transition Infrastructure Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

125 West 55th Street
New York, New York 10019

Telephone Number (including area code): (212) 231-1000

Name and address of agent for service of process:

Michael Mascis
c/o Central Park Advisers, LLC
125 West 55th Street
New York, New York 10019

With copies to:

Nicole M. Runyan, P.C

Brad A. Green, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Lisa Nosal, Esq.
Kirkland & Ellis LLP
200 Clarendon Street
Boston, MA 02116

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes      ☒      No      ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and State of New York on the 17th day of June, 2024.

Macquarie Energy Transition Infrastructure Fund, LLC

By:	/s/ Ruth Goodstein
Name: Ruth Goodstein
Title: Manager and President

By:	/s/ Andy Christiansen
Name: Andy Christiansen
Title: Director and Trustee

Attest:

/s/ Michael Kernan
Name: Michael Kernan
Title: Secretary

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